SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2013

ELTEK LTD.
(Name of Registrant)
Sgoola Industrial Zone, Petach Tikva, Israel
(Address of Principal Executive Office)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

    Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

    If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-12012 and 333-123559.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELTEK LTD. (Registrant)

By:	/s/ Amnon Shemer
Amnon Shemer
Chief Financial Officer

Date: August 19, 2013

Press Release

Eltek Secures a $4.2 Million Investment from Nistec Ltd.

•	Eltek will sell 3,532,655 ordinary shares to Nistec for $4.2 million
•	Nistec will also purchase all of the shares held by Eltek's majority holder, Mr. Yossi Maiman, and Nistec will become Eltek's majority shareholder (50.5%)

PETACH-TIKVA, Israel, August 19, 2013 (NASDAQ:ELTK) - Eltek Ltd., the leading Israeli manufacturer of advanced Flex-Rigid circuitry solutions, announced today that it has entered into a $4.2 million investment agreement with Nistec Ltd. (“Nistec”), a leading provider of Electronic Manufacturing Services (“EMS”) and design services, to sell Nistec 3,532,655 ordinary shares at $1.19 per share.

Nistec will also acquire all of the holdings of Eltek's major shareholder, Mr. Yossi Maiman (24.1%), for $2.3 million, or $1.45 per share. Upon completion of the transactions, Nistec will hold the majority of Eltek's issued share capital (50.5%).

The investment agreement and certain ancillary agreements are subject to approval at a shareholder meeting scheduled to take place within 60 days.

Nistec is a private company, owned by Mr. Yitzhak Nissan, and is involved in the EMS and the design services business. Founded in 1985, Nistec provides a one-stop-shop solution for electronics outsourcing. Nistec's comprehensive line of services starts with NPI (new product introduction) through printed circuit board (“PCB”) design and then PCB assembly, providing a full turn-key solution.

Erez Meltzer, Chairman of the Board of Directors of Eltek, who led the investment transaction and the sale of Mr. Maiman's holdings in the Company commented, “After 25 years of being the controlling shareholder of Eltek, Mr. Maiman decided to sell his holdings in the Company to a new owner with strategic ties to the Company’s business. Nistec’s investment in Eltek will enable Eltek to continue to grow and strengthen its leading position in the high-end PCB industry and expand into new niche markets within the industry. Eltek has presented nice profitability in the last nine quarters and I am confident that it will continue on this track in the future."

Arieh Reichart, President and Chief Executive Officer of Eltek commented, “I would like to thank Mr. Maiman for his long relationship with the Company, supporting our 10 fold growth since he first acquired shares in Eltek, and helping in its positioning at the very front of the worldwide Flex-Rigid PCB industry.”

“We congratulate and welcome Nistec following its decision to significantly invest in Eltek. This investment is an important validation of our vision and achievements and will support our long-term growth plans. For three consecutive quarters Eltek has seen growing demand from its current customer base, and production capacity constraints prevented the full exploitation of this potential. This investment will enable Eltek to fully realize such growth potential as well as other opportunities in the diverse markets we serve." Mr. Reichart concluded.

Yitzhak Nissan, CEO and owner of Nistec commented "Nistec is a well-known and highly regarded player in the PCB design and EMS industry for various electronics segments in Israel. Investing in Eltek adds an important link in the chain to our group, combining the design and assembly with the production of PCBs. Our joining forces with Eltek will ensure our ability to deliver a full solution for our customers' needs.”

“I know Eltek for many years, recognizing its know-how and expertise in the manufacture of PCBs. Eltek has significant experience in supporting major customers worldwide in the defense, aerospace and medical industries. I believe this investment will greatly support Eltek's growth strategy in its existing markets while allowing it to enter into new markets. I am excited about the opportunity to develop the potential leverage hidden in joining forces and look forward to working together with Eltek's management, with the ultimate goal of providing more value to our customers and shareholders."

About the Eltek Ltd.
Eltek is Israel's leading manufacturer of printed circuit boards, the core circuitry of most electronic devices. It specializes in the complex high-end of PCB manufacturing, i.e., HDI, multilayered and flex-rigid boards. Eltek's technologically advanced circuitry solutions are used in today's increasingly sophisticated and compact electronic products. For more information, visit
Eltek's web site at www.eltekglobal.com.

About the Nistec Ltd.
Nistec is a leader in the delivery of innovative electronics manufacturing & design services. Founded in 1985, Nistec provides one-stop-shop solutions for electronics outsourcing. Nistec's comprehensive line of services starts with NPI (new product introduction) and continues through PCB layout design and board assembly, all the way to full turn-key solutions. Nistec’s team, technology and work process reflect its commitment to excellence, which guarantees its customer’s a competitive edge in manufacturing performance, quality and cost. With three manufacturing plants in Israel and 460 skilled employees, Nistec serves more than 300 customers in diverse industries such as telecommunications, RF, medical, defense and aerospace. Nistec’s unique suite of solutions spans the entire product lifecycle – from design, manufacturing and systems integration, to order fulfillment and after-market services. For more information, visit Nistec's web site at www.nistec.com